

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Adam Metz
Chief Executive Officer
New GGP, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

> **Re:** **New GGP, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed October 15, 2010**
> **File No. 333-168111**

Dear Mr. Metz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include the information required by Item 505 of Regulation S-K regarding the determination of the offering price, or tell us where such information may be found.

Explanatory Note

2.   Please tell us why you are not including the explanatory note as part of the prospectus. This appears to be information that is material to investors and would facilitate an understanding of the transactions described in the prospectus.

Prospectus Summary

Funding of the Plan, page 7

3.   We note your disclosure on page 7 that the TopCo Debtors will require approximately $9.0 billion to fund their emergence from bankruptcy using the proceeds of the listed transactions. Please tell us why you have not included the amounts of capital to be committed to the Howard Hughes Corporation within this section.

Risk Factors

We may not meet the conditions for qualification as a REIT…, page 22

4.   We note your response to comment 36 in our letter dated October 8, 2010 and that maintaining your REIT status is at least, in part, dependent upon the REIT status of Old GGP. Please revise this risk factor to briefly describe the risks and consequences associated with the failure of Old GGP to maintain its status as a REIT.

Spinco Note and Tax Indemnity, page 44

5.   We note your response to comment 8 in our letter dated October 8, 2010. Please tell us which of the material terms of the Spinco note remain uncertain and when you anticipate such terms will become known if the Spinco note is issued. Please clarify whether the preliminary prospectus distributed in connection with this offering will include definitive information regarding THHC's obligation to issue the Spinco Note.

Use of Proceeds, page 52

6.   It appears that you have registered an offering amount that is greater than the designated uses of proceeds. Please revise to disclose how you will use any excess proceeds.

Capitalization, page 55

7.   Please revise your capitalization table to separately disclose the effects of the common stock offering from the other transactions within a pro forma, as adjusted column.

Dilution, page 57

8.   Please revise your table illustrating the dilution to new investors to show historical net tangible book value per share and the change in net tangible book value per share to arrive at the currently presented pro forma net tangible book value per share as of June 30, 2010.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

9.   Please disclose the application of the ASC 360-10-40-4 and its effects on the pro forma balance sheet, including the amount of any impairment to be recorded at the time certain assets and liabilities are to be distributed. Please be advised that we are still evaluating the application of this issue and we may have additional comments.

10.   Please discuss your treatment of the outstanding options in existing GGP stock, including the conversion into reorganized GGP and THHC options and/or cash.

11.   We note your response to comment 14 in our letter dated October 8, 2010 and your revised disclosure. Please clarify how significance is factored into your assessment of the appropriate term to amortize the below market lease intangibles, how management measures significance in these situations, and how this notion of significance complies with the GAAP literature. Please cite accounting literature relied upon.

Notes to Pro Forma Condensed Consolidated Balance Sheet

(E) Prepaid expenses and other assets and deferred tax liabilities, page 69

12.   We note your response to comment 15 in our letter dated October 8, 2010 and your revised disclosure. Please expand your disclosure to discuss the basis for these adjustments in more detail.

(J) Common Stockholders' equity, page 70

13.   Please present the items noted in your explanation in footnote (J) in tabular form. Also, advise us how the amount of $287 million of additional reorganization and transaction fees that are estimated to be paid assuming an emergence as of June 30, 2010 relates to the other Plan adjustments for transaction fees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2010 and 2009

Retail and Other Segment, page 87

14.   We note your response to comment 23 in our letter dated October 8, 2010. It is not clear why you are unable to quantify the net effect on minimum rents due to modifications in your individual leases. Please explain to us in more detail why you are unable to account for the difference in revenues due to modifications in your leases. Alternatively, please quantify the net effect on minimum rents due to modifications or tell us why such disclosure is not material to investors.

15.   Please expand your disclosure within this section to state the percentage of your leases that was converted to percent in lieu leases as of the end of the period presented.

Security Ownership, page 175

16.   We note your disclosure on page 35 that your plan sponsors have entered into an agreement with Blackstone in which Blackstone has subscribed for roughly 7.6% of your common stock. Please tell us why Blackstone is not included in your beneficial ownership table. Alternatively, please revise your table to include Blackstone.

United States Federal Income Tax Considerations, page 197

17.   We note your response to prior comment 35. Considering that you are no longer offering the mandatorily exchangeable notes, please revise the disclosure to clarify the purpose of the tax opinion being provided by Weil, Gotshal. Also, please note that it is not sufficient for counsel to opine on the accuracy of the disclosure in lieu of opining on specific tax consequences.

Part II

Recent Sales of Unregistered Securities, page II-3

18.   Please provide the information required by Item 701 of Regulation S-K with respect to the Pershing Square Bridge Notes referenced on page 8 and elsewhere throughout your prospectus, or tell us why you believe disclosure is not required.

Signatures

19.   Please tell us why General Growth Properties, Inc. has signed the registration statement, considering that it is no longer issuing securities in this offering.

Exhibits

20.   We note the various agreements you have entered into with the Howard Hughes Corporation referenced on pages 81-83 and your senior secured credit facility referenced on page 179 of your registration statement. Please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or explain why the agreements are not material contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich at (202) 551-3782 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Matthew D. Bloch, Esq.
        Weil, Gotshal & Manges LLP
        Via *facsimile*: (212) 310-8007